Calyx Cultivation Tech

Technology | Artificial Intelligence | Ag T

Advanced Grow Light Manufacturer with the first AI Patented Technology

CALYXCULTIVATION.COM HOUSTON TEXAS



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Food scarcity is a threat which potentially affects everyone we love. Traditional farming struggles to provide for growing populations amidst environmental changes. Calyx has created the first AI patented LED grow light with customized spectrum & antifungal capabilities to provide the solution & fill the void of this emerging market's needs.

John C Higgins President/CEO @ Calyx Cultivation Tech

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Why you may want to support us...

1. Currently positioned in a market projected to reach $40.25B by 2022
2. Creation of American Manufacturing Jobs
3. Provides the first AI patented LED grow light featuring customizable spectrum and unique fungal capabilities
4. Proprietary & Patented AI Grow Technology, Spectrums & Products
5. $1.15M raised from prior investors

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

John C Higgins
President/CEO
John has 13+ years of LED industry experience & was recognized as an E&Y Entrepreneur of the Year finalist. As President & CEO, he led his former business to be twice recognized in the Houston Business Journal as a Top 100 Fastest Growing Company.

Mark Sam
Chief Operations Officer/Treasurer
Mark has 40+ years of CPA experience & holds a BA Degree in Economics from Washington & Jefferson College. He has formed & helped a number of companies grow with his advisory of best practices, management, & finances.

Sylvia Quan
Investor Relations
Sylvia has been managing her husband, Gordon Quan's, successful Houston based immigration law firm for 40 years. The former schoolteacher's recently published book, Nourishing Wisdom for Life, was an Amazon #1 bestselling new release in April, 2019.

Ricky Shelton
Energy Managment Consultant
Ricky is a TX Energy Manager who serves as the VP on the Board of Directors for TX Energy Managers Association. The Mount Belvieu Elected Official graduated from Dallas Baptist University with a major in Business and minor in Communication Studies.

Lam Lee Nguyen
Director Software Engineering & Development
Lam has 20 years of experience in the technology industry. He has been instrumental in the development & implementation of numerous complex integrations of information management systems & enterprise-wide technology solutions throughout his career.

Steve Harstein
Director of Sales Sourthern Division

Christina Thurlow
Director of Graphic Design
Christina is a lifelong artist and has 20+ years of experience in the graphic design industry. She is the primary artistic manager for Calyx & its parent company & holds an Applied Science Degree in Computer Animation with Magnum Cum Laude honors.

Why people love us

John is one of the best minds I have ever met. Character, drive, and his mind for business will allow him to succeed at whatever he puts his heart into. I am truly honored to be able to vouch for John and I know he will succeed with any new venture he puts his mind to!!
Shawn Sparks

We use John as one of our vendors for LED's. He and his company are very reliable and have a great concept for market penetration. We highly endorse John Higgins and his firm
Jeremy Gutierrez Customer $0

I've known John Higgins for over 15 years. I have watched Mr. Higgins grow Neutex Advanced Energy Group from a small reseller of LED lighting, into a successful, independent company in Houston, TX.. One of the few actually manufacturing their own LED products domestically. On a personal note - I've known Mr. Higgins to be an honest, straight-forward person, possessing an incredible amount of drive and ability. I have complete faith in Mr. Higgins ability to bring Calyx Cultivation to fruition.
Anton Thurlow Investor $300

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Some of our investors

Gordon Quan
Managing partner at Quan Law Group, Mr. Gordon Quan, was elected the first Asian-American to serve as an "at large" member of the Houston City Council. In 2002, he was selected by the Mayor and Council of Houston to serve as Mayor Pro Tem.

Neil A Burrell
Dr. Neil Burrell, DPM, is a surgery specialist and has been in practice for 33 years. Dr. Burrell specializes in podiatric foot and ankle surgery and is a recipient of the Jefferson Award by the Institute for Public Service.

Manufacturer of Advanced Grow Lights with AI Patented Technology

IMAGINE possessing the ability of controlling plant growth while maintaining a high level of nutritional value. Calyx technology makes this possible by *harnessing every aspect of the grow cycle.*

Studies show the onset of climate change will not only increase extreme weather patterns but jeopardize the quality and quantity of our food supply. Calyx has taken initiative to alleviate these global issues by patenting affordable LED lighting with large scale manufacturing capabilities to enable quick entry in to the market.

The Story of Calyx Cultivation

A calyx consists of leaf-like structures at the base of a flower. It plays the essential role of protecting the bud of a plant during its development. Similarly, it is Calyx Cultivation's mission to support and promote food growth efficiency by providing high quality *American Made Products and Technology.*

Calyx was established in June 2018 as a spin off brand of our affiliate, illumiPure. Research and development conducted in 2016 showed a dramatic rise in retail and commercial agritech demands. Effects of this groundbreaking technology became ever more apparent. Company separation would be the only logical decision to provide further concentration and advancement within this important sector.



CALYX
cultivation technologies
USA Manufacturer of LED Lighting | Proprietary Grow Light Spectrum Technology
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First, we had to understand how plants looked at spectrum.

After analyzing the market in depth, Calyx developers discovered that a majority of people, including growers, did not have an accurate understanding of light spectrums or the way in which they effect plants. Calyx began to grasp the science in a number of ways.

One straightforward approach to understanding plant growth and light spectrum was to research theories and obtain empirical evidence from others. However, having the opportunity to *physically touch, visually observe, perform studies and record documentation* became the more effective and superior method in the quest for new knowledge and understanding.

Certain controls were necessary to afford these opportunities:

- *R&D vertical grow facility emulating 5 acres of plant growth*
- *Enforce and uphold quality control measures*
- *Reshore manufacturing to Houston, Texas*
- *Establish OEM relationship with co-owned company, illumiPure*
- *Provide specifications for our proprietary phosphor and LED design*
- *Patents and Patents Pending*



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cultivation technologies
Manufacturing | R & D Facility

Research and Development

Reliable and accurate information is readily accessible to Calyx with the help of their onsite research lab. This testing facility is conveniently located in a Class B building directly below the Calyx corporate office and provides a constant supply of comprehensive information. Daily monitoring and reports provide first hand data which is simultaneously monitored from a third party to ensure authenticity.

Our *proprietary 4-tiered horizontal hydroponic system* grows a vast array of plants from tomatoes and strawberries to cannabis and microgreens. The Calyx research lab enables a greater understanding of plant morphology, physiology, and phenology, to successfully promote growth, overall health, and performance.



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Houston Grow Room Facility

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Investor Q&A

– COLLAPSE ALL

What does your company do?

We provide the indoor farming market with revolutionary technology. Calyx creates & exclusively provides proprietary LED grow lights to take the guesswork out of indoor farming for both novice & professional growers. Our products offer abilities & functions not found in other LED fixtures & are manufactured solely in the United States. Our patented, high quality AI fixtures automatically fine tune lighting spectrums to provide the optimal environment for healthy, sustainable crops.

Where will your company be in 5 years?

With forward thinking, internal research & development, and the highest level of quality control, Calyx hopes to become a global leader within an industry projected to reach $40B in 2022. We are closely working with contacts to gain ground in the United States, Canada, and the Middle East. Our constant product advancement and ability to comply with ever changing customer requirements gives Calyx an advantageous opportunity to serve the needs of a vastly growing international farming industry.

Why did you choose this idea?

Food scarcity is a threat which potentially affects everyone we love. Traditional farming struggles to provide for growing populations amidst environmental changes. Calyx has created the first AI patented LED grow light with customized spectrum & antifungal capabilities to provide the solution & fill the void of this emerging market's needs.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Our world is seeing an increase in natural disasters & changing weather patterns. Infrastructure settlements & ground degradation reduces our food supply's farmable acreage. Vertical farming provides this quickly growing market with the only solution.

We all know plants require light. There have been only two commercially viable ways to provide that, recently: sunlight or greenhouses equipped with HPS lamps. Calyx provides "game changing" innovative technology with proprietary lighting solutions to distinguish itself from the traditional horticulture lighting market. Our mission is to find fulfillment in every step, continually improving the quality of human life. Calyx provides technology to feed the world.

What is your proudest accomplishment?

Reshoring of technology and manufacturing from China to Houston, granting of patents for grow light color spectrum and fixture AI, and enlistment of talented innovators with diverse experience who possess a 'do whatever it takes' mentality.

How far along are you? What's your biggest obstacle?

Access to raw materials was a former challenge which has recently been resolved. Market introduction was delayed as Calyx ensured international suppliers were in place and patents for technology had become finalized. The recent changes in legislation enabling domestic and international growth opportunities furthered our demand for product manufacturing.

Today, Calyx is ready for market.

R & D is complete, contracts with suppliers have been executed, and individual color spectrums for each plant strain have been identified. Our biggest obstacle has been receiving funding in drips rather than in buckets to propel us forward. We hope to see a change in this former trend.

Who are your competitors? Who is the biggest threat?

Our competitors and biggest threats have been manufacturers from China who dump inferior products into the market. This tarnishes the industry arena when product failures occur.

What do you understand that your competitors don't?

How will you make money?

Domestic manufacturing, marketing, and worldwide sale of proprietary advanced horticultural lighting provides multiple money making advantages. Calyx has the ability to provide our customers with a unique tailored boutique style experience while possessing large scale manufacturing abilities. The current indoor farming technology market is projected to reach over $40B by 2022 with a compound annual growth rate of 9.65%. The demand for products in this industry will have no choice but to rise exponentially with the compounding issues of soil mineral depletion, changes in weather patterns, and an ever-expanding population.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Theft of intellectual property would affect business in addition to cannabis legislation or failing to reach funding targets in a timely manner.

What do you need the most help with?

Marketing to the commercial and consumer grower by cost effective methods with proven returns.

What would you do with the money you raise?

19% Business Development/Marketing:
• Hire Managers for Business Development & Marketing (traditional, web, design)
• Social media & Industry magazine ads
• Schedule 3 industry shows

36% Raw Materials:
• Manufacture LED chips & fixture bodies (3 commercial, 2 consumer)
• Hire 3 assembly personnel

15% Sales Personnel:
• Hire 2 Regional Sales Managers to oversee & direct distributors, resellers, retailers, & corporate clients
• Hire 2 sales personnel to draw/commission

10% Continue R & D:
• Support patents, maintain grow room, complete AI software & prototypes

12.5% Working Capital:
• Operational support

7.5% WeFunder:
• Intermediary Fees

Do you plan to manufacture your LED chips and fixtures in the USA?

Yes! Product assembly in Houston will ensure a higher level of quality control and craftsmanship. Local manufacturing not only benefits R&D but stimulates the economy by providing American jobs.

In line with our culture for continuous improvement, Calyx Cultivation's emphasis on USA-built products represents our company's focus to meet and exceed industry standards rendering long supply chain networks obsolete. By expanding domestically, Calyx can streamline and accelerate order fulfillment while simultaneously improving upon our powerful and innovative products.

We know that keeping production in the USA with domestically-sourced parts not only transforms the level of quality and service we can achieve, but that it is also the right thing to do.